LETTER OF INTENT

Between the parties of

Geo Genesis Group Ltd. and its subsidiaries and designees
("GGG")

And

Huashiji Science and Technology Development Group
and its subsidiaries and affiliates
("the Company")("HSJ")

For the attention of the board of Directors

16 February, 2009

Dear Sirs & Madams,

This letter sets forth our agreement and understanding as to the essential terms of the intended investment to be provided by Geo Genesis Group Ltd and its 100% subsidiary Geo Genesis Group – Qingdao China Partners Investment Advisory Ltd ("GGG China") in Huashiji Science and Technology Development Group and all its subsidiaries and affiliates. ("the Company") ("HSJ")

Huashiji Science and Technology Development Group ("HSJ Group") is incorporated in Qingdao, Shandong, PRC. It consists three subsidiaries ("the Subsidiaries"): Huashiji Precision Mold Co., Ltd, engages in designing and precision production of mold for electronic products; Huashiji Electronics Co., Ltd, engages in plastic injection, spray painting and assembly of electronic products; and Huashiji Investment Management Co., Ltd, engages in investment and management of import and export business. The parties intend this letter to be legally binding and enforceable, and that it will ensure to the benefit of the parties and their respective successors.

1. Services to be performed by GGG

The structured steps of GGG's services are as follows:

1.1 Signing of the Letter of Intent between GGG and the Company.

1.2 GGG conducts commercial due diligence, beginning to identify shell for future opportunity in US OTCBB market and initial preparations in relation to Private Equity (PE) Investment.

1.3 Reorganization and Restructure of the Company’s current shareholding structure

Upon the completion of domestic shareholding restructure （refer to “3.Obligations of the Company”）， GGG will incorporate an offshore Special Purpose Vehicle (“SPV”) with the proposed name being China Precision Technology Ltd (“CPT”) and proceed with shareholding swap with HSJ Group to enable the SPV to be the 100% holding company of HSJ Group as illustrated in the “Organization Chart (1.3)”. Thereafter, HSJ Group will become a Wholly Owned Foreign Enterprise (WOFE) held by the aforementioned SPV. In return, GGG will derive 5% of SPV’s shareholding upon completion of the international restructuring process with Ms Jia’s and/or her nominated shareholding representative (collectively referred to as “Ms Jia” hereinafter) holding the rest 95%.

Organization Chart (1.3)


Ms Jia
GGG
95%
5%
SPV
100%
Qingdao Huashiji Science and Technology Development Group
100%
100%
100%
Qingdao Huashiji Precision Mold Co., Ltd
Qingdao Huashiji Electronic Co., Ltd
Qingdao Huashiji Investment Management Co., Ltd.

1.4 Legal and Financial Due Diligence by Law Firm and Accountancy Firm

GGG will assist the Company to appoint well accepted law firm and accountancy firm to proceed with relevant and necessary 3rd party legal and financial due diligence which include the audited financial report covering full years of 2007 and 2008 and legal due diligence on China based HSJ Group. The result of such due diligence shall be satisfied by GGG in order for future process to proceed.

1.5 Acquisition of OTCBB Shell by GGG and reverse take over processes

GGG will identify and acquire a suitable OTCBB listing reverse takeover target ("Shell"), making arrangements for the reverse take over between the Shell and SPV. In return, 20% of additional shares are required to be issued to GGG prior to the Shell acquisition, which will be held by GGG's designee and shall become GGG's possession upon the reverse takeover completion. As a result, GGG will possess a diluted 24% shareholding of the Shell, leaving Ms Jia and its nominated shareholding representative with rest 76%.

Organization Chart (1.5)


Ms Jia
GGG
76%
24%
OTCBB Shell
100%
SPV
100%
Qingdao Huashiji Science and Technology Development Group
100%
100%
100%
Qingdao Huashiji Precision Mold Co., Ltd
Qingdao Huashiji Electronic Co., Ltd
Qingdao Huashiji Investment Management Co., Ltd.

1.6 PE Investment

GGG will arrange on a best effort basis a further fundraising of RMB￥21 million or equivalent (approximately USD $3.1 million) to inject into the Shell by further issuing 30% of the Shell's shares, the proceed will be used as follows:

- 1.6 million for the buyout of Mr. Ma
- 0.5 million to enhance working capital
- 0.5 – 1 million to expand production capacity

Upon the completion of PE Investment in the sum of USD 3.1 million is injected, Ms Jia's shares will be diluted to 53.2% of the total shareholding, with GGG holding the right for the rest 46.8%.

Organization Chart (1.6)


Ms Jia
GGG
53.2%
46.8%
OTCBB Shell
100%
SPV
100%
Qingdao Huashiji Science and Technology Development Group
100%
100%
100%
Qingdao Huashiji Precision Mold Co., Ltd
Qingdao Huashiji Electronic Co., Ltd
Qingdao Huashiji Investment Management Co., Ltd.

Shareholding Position

Stages	Ms Jia	GGG
Upon Completion of International Restructure (Para 1.3)	95%	5%
Upon Controlling over OTCBB (Para 1.5)	76%	24%
Upon Completion of Investment (Para 1.6)	53.2%	46.8%

1.7 Further Fundraising

GGG will make arrangements on a best effort basis to raise further fund upon demand of the Company through introduction of bank loan, PIPE (private placement in public enterprise) and/or conduct IPO on NASDAQ SME or AMEX. Terms and condition shall be illustrated in a new contract upon demand of the Company.

2. GGG' rights and compensations

GGG will have an option and right to resell those aforementioned agreed offer with a specific spread to any qualified third party investor, upon the approval from the board of the Company.

The Company will engage GGG as its advisor for public listing upon the signing of this document for a period of 36 months. The Company will pay USD $3,000 per month prior to the receipt of investment fund in the sum of USD 3.1 million and USD $7,000 after it takes place.

The two parties will cover their own expense during the commercial due diligence conducted by GGG.

3. Obligations of the Company

The Company is required to cooperate with GGG's services and relevant requirements aforementioned in a prompt and professional manner.

The Company is required to restructure its domestic shareholding structure in a way that Ms Jia will be a 100% shareholder of HSJ Group, HSJ Group will be a 100% holding Company of all the subsidiaries.

The Company will grant three (3) year warrants at the first trading price to GGG and its designees, equivalent to 5% of the shares issued and outstanding. Such grant shall become effective upon the Shell listing date.

The Company will provide GGG with the audited financial statements for the full year of 2007 and full year of 2008.

The Company will engage a law firm acceptable to GGG to undertake basic legal due diligence which will include but not limited to:

1. Verifications of shareholding structure of the Company.
2. Verifications of land use rights/ leasing contracts and major fixed assets of the Company.
3. Verifications on the contracts of major suppliers and customers.
4. Verification of any IPR owned by the Company such as patents and trademarks.

The Company will sign separate contracts with accountancy firm and law firm, and the costs incurred during the process will be at the Company's own expense.

The Company shall be liable to pay any expenses and costs in relation to the international shareholding restructure.

The Company shall be liable to pay any legal and filing fees incurred during the reverse takeover process between SPV and the Shell.

The Company will provide GGG on an ongoing basis, the access to information and documents required during all legal and financial due diligence process as well as access to key personnel.

The Company will not sign any agreements with other similar investment firms upon the signing of this document with GGG.

4. Due Diligence

The Company agrees to cooperate with GGG due diligence investigation of the business and to provide the appointed Investment Bank (s) and its (their) representatives with prompt and reasonable access to key employees and books, records, contracts and other information pertaining to the business ("The Due Diligence Information").

5. Confidentiality

Non-competition. GGG will use the due diligence information solely for the purpose of the due diligence investigation of the business, and unless and until the parties consummate the reverse takeover, any consultants, their affiliates, directors, officers, employees, advisors and agents will keep the Due Diligence information strictly confidential with the exception of regulatory and listing requirements. GGG will disclose the Due Diligence Information only to those representatives of the Investment Banks, auditors, consultancy firms, investment funds and other legal advisors who need to know such information for the purpose of consummating the private equity funding of the Company.

6. Exclusive Dealing

Upon the signing of this document, the Company will not enter into any agreement, discussion, or negotiation with, or provide information to, or solicit, encourage, entertain or consider any inquiries or proposals from, any other corporation, or hire another person with respect to (a) the possible hiring of professional registered advisors authorized to access private and public financing on behalf of the Company.

If GGG failed to provide the aforementioned US$ 3.1 million to the company within 90 days upon completion of the aforementioned due diligence and works, the Company has the right to look for other investing parties.

7. Public Announcement

All press releases and public announcements relating to the Letter of Intent will be agreed to and prepared jointly by GGG and the Company.

Signed   Date:

…………………………………………….
For and the behalf of Geo Genesis Group Ltd and its subsidiaries and designees

…………………………………………..
For and on the behalf of Huashiji Science and Technology Development Group and its subsidiaries and affiliates